Exhibit 99.1

Level 7, 151 Macquarie Street Sydney NSW 2000 Australia

16 May 2013

ASX Market Announcements

ASX Limited

Level 4, Exchange Centre

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam

Results of general meeting

Resolution 1:

“That approval be given for all purposes, including pursuant to ASX Listing Rule 10.11, for the issue of up to $2 million worth of Shortfall Shares comprising shortfall from the Share Purchase Plan, to the Participating Directors at the Offer Price, on the terms and subject to the conditions set out in the Explanatory Memorandum.”

Resolution 1 was passed unanimously by a show of hands.

Resolution 2:

“That approval be given for all purposes, including pursuant to ASX Listing Rule 7.1, for the issue of up to $15 million worth of Shortfall Shares comprising shortfall from the Share Purchase Plan, to sophisticated and professional investors at the Offer Price, on the terms and subject to the conditions set out in the Explanatory Memorandum.”

Resolution 2 was passed unanimously by a show of hands.

In accordance with section 251AA of the Corporations Act 2001 (Cth), the following information is provided:

Resolution	Proxy – ‘For’	Proxy – ‘Against’	Proxy – ‘Discretion’	Proxy – ‘Abstain’
1	35,321,439 (80.05%)	6,431,000 (14.58%)	2,367,865 (5.37%)	125,305
2	44,607,409 (82.05%)	6,945,367 (12.78%)	2,812,586 (5.17%)	137,734

Yours sincerely

/s/ Deanne Miller
Deanne Miller General Counsel & Company Secretary